UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Amendment#5

Under the Securities Exchange Act of 1934

UNIT CORPORATION

(Name of Issuer)

Common Stock, $.10 Par Value

(Title of Class of Securities)

909218109 (CUSIP Number)

February 14, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

George Kaiser Family Foundation
2.	Check the Appropriate Box if a Member of a Group*
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

State of Oklahoma

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power
1,337,222
6. Shared Voting Power
69,954 shares
7. Sole Dispositive Power
1,407,176 shares
8. Shared Dispositive Power
-0- shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,407,176 shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐

11.	Percent of Class Represented by Amount in Row (9)

3.0%
12.	Type of Reporting Person

CO—Not for Profit

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Kaiser Francis Charitable Income Trust B
2.	Check the Appropriate Box if a Member of a Group*
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

State of Oklahoma

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power
1,337,222 shares
6. Shared Voting Power
69,954 shares
7. Sole Dispositive Power
1,407,176 shares
8. Shared Dispositive Power
-0- shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,407,176 shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐

11.	Percent of Class Represented by Amount in Row (9)

3.0%
12.	Type of Reporting Person

OO—Trust

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Frederic Dorwart
2.	Check the Appropriate Box if a Member of a Group*
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power
1,337,222 shares
6. Shared Voting Power
69,954 shares
7. Sole Dispositive Power
1,407,176 shares
8. Shared Dispositive Power
-0- shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,407,176 shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐

11.	Percent of Class Represented by Amount in Row (9)

3.0%
12.	Type of Reporting Person

IN

Item 1	(a)	Name of Issuer:

UNIT CORPORATION (“Unit”)

1	(b)	Address of Issuer’s Principal Executive Offices:

1000 Kensington Center 7130 South Lewis Tulsa, Oklahoma 74136

Item 2	(a)	Name of Person Filing

This Schedule 13G with respect to the Common Stock of Unit Corporation is filed by the George Kaiser Family Foundation (“GKFF”), Kaiser Francis Charitable Income Trust B (“CITB”), and Mr. Frederic Dorwart. Mr. Dorwart is President of GKFF and sole trustee of CITB with voting and investment discretion over securities held by GKFF and CITB and by virtue of such position may be deemed to have beneficial ownership of the Common Stock of Unit held by GKFF and CITB.

2	(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of GKFF, CITB and Mr. Dorwart is 124 East Fourth Street, Suite 100, Tulsa, Oklahoma 74103.

2	(c)	Citizenship:

GKFF and CITB were organized, associated or formed under the laws of the State of Oklahoma. Mr. Dorwart is a citizen of the United States of America.

2	(d)	Title of Class of Securities:

Common Stock, par value $0.10 per share

2	(e)	CUSIP Number:

909218109

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4	Ownership:

The percentages used herein and in the rest of this Schedule 13G are calculated based upon a total of 46,254,846 shares of Common Stock issued and outstanding as of March 1, 2006, as reported in Unit’s Annual Report on Form 10-K for 2005.

	A.	GKFF

GKFF may be deemed to share beneficial ownership over the holdings of CITB and Mr. Dorwart. GKFF’s holdings are as follows:

	(a)	Amount beneficially owned:

1,407,176 shares

	(b)	Percent of Class:

3.0%

	(c)	Number of Shares as to which Such Person has:

		(i)	sole power to vote or to direct the vote:

1,377,222 shares

		(ii)	shared power to vote or to direct the vote:

69,954 shares

		(iii)	sole power to dispose or to direct the disposition of:

1,407,176 shares

		(iv)	shared power to dispose or to direct the disposition of:

-0- shares

	B.	CITB

CITB may be deemed to share beneficial ownership over the holdings of GKFF and Mr. Dorwart:

	(a)	Amount Beneficially Owned:

1,407,176 shares

	(b)	Percent of Class:

3.0%

	(c)	Number of Shares as to which Such Person has:

		(i)	sole power to vote or to direct the vote:

1,337,222 shares

		(ii)	shared power to vote or to direct the vote:

69,954 shares

		(iii)	sole power to dispose or to direct the disposition of:

1,407,176 shares

		(iv)	shared power to dispose or to direct the disposition of:

-0- shares

	B.	Frederic Dorwart

Mr, Dorwart may be deemed to share beneficial ownership over the holdings of GKFF and CITB:

	(a)	Amount Beneficially Owned:

1,407,176 shares

	(b)	Percent of Class:

3.0%

	(c)	Number of Shares as to which Such Person has:

		(i)	sole power to vote or to direct the vote:

1,337,222 shares

		(ii)	shared power to vote or to direct the vote:

69,954 shares

		(iii)	sole power to dispose or to direct the disposition of:

1,407,176 shares

		(iv)	shared power to dispose or to direct the disposition of:

-0- shares

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following X.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 23, 2006	George Kaiser Family Foundation

	BY:	/s/ Frederic Dorwart
Frederic Dorwart, President

Kaiser Francis Charitable Income Trust B

	BY:	/s/ Frederic Dorwart
Frederic Dorwart, Trustee

/s/ Frederic Dorwart
Frederic Dorwart

EXHIBIT INDEX

Exhibit 1. Joint Filing Agreement dated March 23, 2006 by and between George Kaiser Family Foundation, Kaiser Francis Charitable Income Trust B and Frederic Dorwart.

Exhibit 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated: March 23, 2006

George Kaiser Family Foundation

By:	/s/ Frederic Dorwart
Frederic Dorwart, President

Kaiser Francis Charitable Income Trust B

By:	/s/ Frederic Dorwart
Frederic Dorwart, Trustee

/s/ Frederic Dorwart
Frederic Dorwart